

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via E-mail
William J. Gervais
Chief Executive Officer
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063

> **Re:** **Qualstar Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 1, 2012**
> **File No. 0-30083**

Dear Mr. Gervais:

We have reviewed the above filing and related response and supplemental letters and we have the following additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1. We have reviewed the response to prior comment 7 and the supplemental material submitted to us as support for the statement that the tape library business "may increase" in the future. We note that while the supplemental materials appear to support the belief that the tape library business will continue, they do not appear to support the belief that the tape library business may increase. Please advise.

Reasons our Board of Directors…, page 3

2. Please provide additional context to the following statement "[s]uch a distribution would disproportionately benefit shareholders, like BKF, who purchased their shares in the last two years, as compared to our long standing shareholders." Please disclose why a distribution would disproportionately benefit shareholders like BKF. Please also disclose what is meant by "long standing shareholders." Please advise us in your response letter what percentage of shares outstanding are held by such shareholders, excluding shares held by Mr. Gervais, and how the Company is able to make that determination. For example, are all such shareholders record holders?

3. Please avoid disclosure that directly or indirectly impugns the character, integrity, or personal reputation of the BKF nominees without a factual foundation. Refer to Exchange Rule 14a-9. We note that the statement "the goal of Qualstar's directors is and always has been to increase shareholder value *for all of our shareholders and for the long*

term." This statement appears to imply that the BKF nominees will not act for all shareholders notwithstanding their fiduciary duties to do so. Please provide support for the referenced disclosure or consider revising the statement accordingly.

Information Regarding Qualstar's Tape Library Business, page 5

4.   We note the disclosure in the last sentence of the second paragraph in this section that Qualstar's sales initiatives in new regions are beginning to have a positive effect on revenue. Please provide support for this statement and address the apparent contradiction between this statement and the disclosure in the preceding paragraph indicating that revenue from Qualstar's tape library business is declining by approximately 10.1% per year.

5.   We note the disclosure in the first and second sentence of the third paragraph in this section that the favorable prospects for the tape library market are "driven by the many new data retention requirements resulting from new laws and regulations being put into place around the world," including HIPAA and Sarbanes-Oxley. Please clarify references to "new" and advise us in your response letter when governments and businesses will have to begin to comply with such new data retention requirements, or if such organizations are already complying, why Qualstar believes future compliance with existing requirements make for favorable prospects.

          Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-3444 with any other questions.

                                        Sincerely,

                                        /s/ Perry J. Hindin

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions